Mail Stop 3561

March 9, 2007

Ronald S. Tucker, President
RX Healthcare Systems, Ltd.
3631 East 7th Avenue Parkway
Denver, CO 80206

Re: RX Healthcare Systems, Ltd.
        Offering Statement on Form 1-A
        Filed February 2, 2007
        File No. 24-10172

Dear Mr. Tucker:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offering Statement

General

1. We understand that RX Healthcare is negotiating for a license to market and
    distribute a product which is under development. If such negotiations are
    unsuccessful or if the product developer fails to submit a FDA application, RX
    Healthcare discloses that it will "amend or alter our business plan at that time to
    include the development or licensing of other medical products." Given these

disclosures, RX Healthcare does not appear to have a specific business plan or purpose and is ineligible to conduct a Regulation A offering. See Rule 251(a) of Regulation A. Please revise your offering circular to disclose a specific business plan or withdraw the Form 1-A offering statement and file a registration statement complying with Rule 419 of Regulation C. We include below additional comments in the event you amend your offering circular to disclose a specific business plan.

2. The aggregate offering amount in your offering, including the purchase price of the units and the aggregate exercise prices of the warrants, appears to be in excess of $5 million, the maximum amount permitted to be offered and sold in a Regulation A offering. Please revise or advise.

3. Since securities being offered under the offering circular may be sold for cash and/or non-cash consideration, please revise all appropriate sections of the offering circular to describe the permissible non-cash consideration. Include any limitations on the quantity of units to be offered for non-cash consideration. Describe the impact of the non-cash consideration on the nature and extent of the operations of RX Healthcare. Also, describe clearly in the office circular the method(s) for valuing non-cash consideration and any terms which will or may be attached to your receipt of non-cash consideration. If you are aware of specific non-cash consideration that will or may be accepted as payment for securities, please identify and describe, explain how the valuation has or will be calculated, and disclose the amount of securities that would be issued upon the sale of securities for such consideration. Please revise the risk factors section to disclose any material risks associated with the receipt of non-cash consideration.

4. Please note that the offering of common stock underlying the warrants is a continuous offering during which the issuer is required to keep the offering statement and circular current, including updated financial statements. Please disclose this obligation in your offering circular.

Cover page

5. Some disclosures on this page and elsewhere in the offering statement appear inconsistent or incorrect. For example, the heading on this page refers to 1,000,000 investment units while the narrative refers to 10,000 investment units. The maximum price to the public in the table appears to be understated. The legality opinion refers to 1 million class C warrants while the offering circular refers to 2 million class C warrants. Please reconcile all disclosure in your filing.

6. If true, please disclose that no minimum amount is required to be sold in your offering. Please disclose this fact later in the offering circular where appropriate.

Risk factors, page 8

7. Assuming you obtain a license for the product under development, please provide additional risk factor disclosure addressing the material risks in bring such undeveloped product to market. Please address each material risk in its own risk factor.

Use of Proceeds, page 12

8. Please itemize the principal uses of proceeds, disclosing the dollar amounts to be allotted for each use and the priority of each use, based upon the amount of proceeds received in your offering from a nominal amount to the maximum amount. Discuss how the offering expenses will be paid. In addition, disclose how non-cash consideration received may impact the application of proceeds in achieving the business plans of the Company. See Item 5 of Model B.

9. Identify the officers and other employees that will or could receive compensation as stated in this section. Quantify the anticipated amounts for each group depending upon the level of proceeds that are received in your offering. Provide file the related agreement(s) as exhibits to your offering statement.

History and Business, page 11

10. We note that the offering circular provides a fragmented and vague description of the issuer's business and plan of operation, rather than the specific and detailed narrative disclosure that is required by Item 6 of Model B of the Form 1-A. Please substantially revise the business section to provide the disclosure required by Item 6. In addition, the plan of operation disclosure should disclose the specific milestones that need to be achieved in implementing your business plan. For each milestone, please disclose the timetable for starting and completing the milestone, the activities to be taken to accomplish the milestone and the cost involved and sources of funds to cover such costs. Please revise accordingly.

11. If you negotiate a license agreement with the developer of the AED product, please provide detailed disclosure of the stage of development, the remaining development required to be conducted and the anticipated time frame for such development, and the FDA application and approval process and the anticipated

time frame for such process. Please name and describe the AED developer. Please disclose the principal terms of the agreement and file the agreement as an exhibit to the offering statement.

Signature

12. Please amend your filing to furnish the name and signature of the individual serving as principal financial officer. Please designate such individual as your principal financial officer.

****

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the qualified date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualified date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualified date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualified date.

You may contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Malcolm D. Crawford
      3631 East 7th Avenue Parkway
      Denver, CO 80206